
02003909

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42017

3/7/02 FV

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pyramid Trading LP

OFFICIAL USE ONLY
FIRM ID NO.


RECD S.E.C.
MAR 0 1 2002
535

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman (312) 692-5007
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/15/02 S.S

SEC 1410 (7-00) ***Persons who to respond to the collection of information contained in this form are not***

OATH OR AFFIRMATION

I, Fred Goldman, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Pyramid Trading LP, as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

25th day of February 2002



Signature



Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Fred Goldman
Chief Financial Officer

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Pyramid Trading LP and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Pyramid Trading LP and Subsidiary
Table of Contents
December 31, 2001


A&M&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Partners of
Pyramid Trading LP and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Pyramid Trading LP and Subsidiary as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pyramid Trading LP and Subsidiary as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 15, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Pyramid Trading LP and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2001

Assets

Securities owned - trading	$ 20,436,432
Investments	15,290,129
Receivable from broker-dealer	192,261
Other assets	29,214
Total assets	$ 35,948,036

Liabilities and Partners' Capital

Liabilities	
Securities sold, not yet purchased - trading	$ 6,241,328
Payable to clearing broker	6,108,966
Total	12,350,294
Partners' capital	23,597,742
Total liabilities and partners' capital	$ 35,948,036

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Basis of Consolidation—The consolidated financial statements include Pyramid Trading LP (the "Parent," an Illinois limited partnership) and its wholly owned subsidiary, PYR Management LLC (the "Subsidiary," an Illinois limited liability company) (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations—The Parent, a broker-dealer registered under the Securities Exchange Act of 1934, is a market maker, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. The general partner is Oakmont LLC and the partnership's term is to continue through December 31, 2010. The Subsidiary is an entrepreneurial investment firm.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Exchange-traded securities and derivative financial instruments are carried at market value, based on quoted market prices, with the resulting unrealized gains and losses reflected in revenue.

Investments—Investments are private placement securities and warrants thereon, a barrier option transaction, and investments in limited partnerships, which are carried at market or fair value as determined by management.

Revenue Recognition—Securities and derivative financial instruments transactions are recorded on a trade date basis, with related unrealized gains and losses recorded as part of total revenue in the statement of income.

Income Taxes—The Company is not liable for federal income taxes as each partner recognizes a proportionate share of the Company income in his or her individual tax return. Therefore, no provision for federal income taxes has been made in these financial statements.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Trading securities owned and securities sold, not yet purchased at December 31, 2001 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 19,374,292	$ 5,604,693
Equity options	1,062,140	636,635
	$ 20,436,432	$ 6,241,328

Securities owned of $20,436,432 collateralize $6,241,328 of securities sold, not yet purchased and $6,108,966 payable to the clearing broker.

Note 3 Investments

Investments at December 31, 2001 consist of:

Barrier option	$ 10,633,026
Private placement stocks and warrants	2,320,547
Promissory note	1,422,222
Investments in limited partnerships	914,334
	$ 15,290,129

During 2001, the Subsidiary entered into a barrier option agreement, exercisable to June 1, 2006, whereby the Subsidiary receives the return on a basket of securities managed by a designated investment advisor, an entity related through common ownership, net of an investment advisory fee. The "basket," as defined in the agreement, is comprised of U.S. listed and over-the-counter equity securities, which are actively traded by the advisor.

The Subsidiary has a potential commitment of up to $1,460,000 in additional funds to a partnership in which it is a limited partner.

Note 4 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Note 4 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Market Risk—The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

In addition, derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk—The Company clears all of its trades through a clearing broker located in Chicago, Illinois. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 5 Net Capital Requirements

The Parent is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Parent to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Parent had net capital and net capital requirements of approximately $3,140,000 and $100,000, respectively. The net capital rule may effectively restrict distributions to partners.